Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Post-Effective Amendment No. 7 to Form S-11 to Registration Statement No. 333-144414 on Form S-3 of our report dated February 28, 2012, relating to the consolidated financial statements and consolidated financial statement schedule of Wells Real Estate Investment Trust II, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company's adoption of new accounting provision for business combinations and associated acquisition costs, and the Company's adoption of new accounting standard for the presentation of comprehensive income) appearing in the Annual Report on Form 10-K of Wells Real Estate Investment Trust II, Inc. for the year ended December 31, 2011, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

 /S/ Deloitte & Touche LLP
Atlanta, Georgia
February 28, 2012